[LETTERHEAD OF THACHER PROFFITT & WOOD LLP]

March 30, 2006

Mr. Ken Fang

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Greenwich Capital Acceptance/Financial Asset Securities Corp.
Registration Statement on Form S-3
Originally Filed January 11, 2006

File No. 333-130961

Dear Mr. Fang:

In response to our conversation of March 30, 2006, this letter will confirm that for any take down involving a purchase obligation or put option as described in the base prospectus, the exemption to the Investment Company Act that will be relied upon will be Section 3(c)(5)(C), not Rule 3a-7.

Please contact Edward Southgate at (212) 912-7559 or the undersigned at (212) 912-7450 with any other questions.

Sincerely, /S/ Stephen S. Kudenholdt
Stephen S. Kudenholdt